UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Larry Akerman
                                              --------------------------------
                                              Larry Akerman
                                              CFO


Date:  October 04, 2004

                      BARAK CONTEMPLATES NOTE RESTRUCTURING

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     Rosh Ha'Ayin, Israel, October 3 , 2004 -- Barak I.T.C. (1995) - The
International Telecommunications Services Corp. ("Barak") announced today that it is considering the implementation of a program to restructure the indebtedness evidenced by its 12 1/2% Senior Subordinated Discount Notes due 2007 (the "Notes"). As of the date hereof, approximately $122 million aggregate principal amount of the Notes is outstanding, excluding Notes held by Barak.

     Barak stated that, based upon its current rate of cash flow and financial needs, and in light of the ongoing competition in the international long distance industry, and considering the difficulties it may encounter to repay its indebtness pursuant to the notes from its internal resources , Barak intends to propose and implement a plan to restructure the indebtedness evidenced by the Notes as quickly as possible. The program may involve, among other measures, an extension of the Notes' scheduled maturity date, a reduction in the principal amount of the Note debt and/or a reduction in the rate at which interest is payable on the Notes. The program's implementation may include among other measures, one or more amendments to the indenture under which the Notes are outstanding, a voluntary offer to exchange one or more new Barak securities for outstanding Notes, and/or debt relief under applicable law.

     Barak further noted that it has hired professionals to advise the company with respect to the Note restructuring, has met with a group of holders of a substantial amount of the Notes and has decided to form a steering committee of Noteholders with which to negotiate the terms of the Note restructuring.